EXHIBIT 99.2
Item 7 Information
The securities being reported on herein by SVB Financial Group, as a parent holding company, are owned by SVB Innovation Credit Fund VIII, L.P., a Delaware limited partnership, or are owned, or may be deemed to be beneficially owned, by SVB Financial Group. SVB Financial Group is the managing member of SVB Innovation Credit Partners VIII, LLC, a Delaware limited liability company, which is the general partner of SVB Innovation Credit Fund VIII, L.P.